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Vigilante Gaming Bar

Austin, TX

- Local craft brews, reimagined bar food classics and social board gaming (http://www.theatlantic.com/entertainment/archive/2014/11/board-game-bars/382828/) at its finest
- Fully **customized gaming tables** and an extensive game library of nearly **150 titles**
- A novel take on a business trend that is "**thriving**" globally according to The Atlantic (http://www.theatlantic.com/entertainment/archive/2014/11/board-game-bars/382828/)
- This investment will be secured by a **first lien** on all assets of the company

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Investment Details

18.00%
Annual Return ⓘ

$900
Invested of $150,000 minimum

$500
Minimum Investment

Available
Bonus Rewards

56 days remaining

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Company Description

Vigilante will be a full-service bar and restaurant devoted to board gaming and nerd culture. We will be Austin's new, go-to spot for social gaming, from fun and hilarious party games to modern euro games. Our custom furniture and fixtures, gaming-tailored food and beverage menu, and extensive game library will create the perfect gaming experience. A sophisticated home away from home (with a far better beer selection), Vigilante will draw our patrons to return again and again to play their favorite games, hang out with friends and make new ones.

Our business choices have been guided by extensive online surveys via our web following. Our growing partnerships with local game retailers and designers have given us unique opportunities for marketing and product acquisition. Upon opening, we will be thrilled to provide our growing community with quality events (game of the week nights, playtesting nights, nerd trivia, social gamer happy hours) as well as a variety of whacky, fun social events (Bars Against Humanity, James Bond Themed Poker Nights, Murder Mysteries and more).



Vigilante has leased 3,800 square feet at 7010 Easy Wind Drive. We are building this empty retail shell into a full service establishment, complete with bar, a 150 seat dining area, two private rooms and a full commercial kitchen. We anticipate hiring a minimum staff of 26 individuals with operating hours to be Monday to Sunday, 11 am to 2 am. Our goal is to generate 1,600 visits a week, with an average spend of $20 per patron to generate $1.6 million a year in revenue.

Offering Summary

Issuer

Vigilante Gaming Bar, LLC ("Vigilante")

Entity Type

Limited liability company

Principal Office

Current office address:

4102 Avenue H #A, Austin, TX 78751

Post-construction business address:

7010 Easy Wind Drive #150, Austin, TX 78752

Securities

Term Notes

Offering Amount

Minimum of $150,000 and a maximum of $200,000

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/Archives/edgar/data/1675554/000167555416000001/000016 16-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

Vigilante is raising between $150,000 and $200,000 on NextSeed. Proceeds will be used to help build the empty retail space into the quality full-service bar & restaurant our patrons demand. Proceeds raised in excess of the minimum goal will be used for architectural detailing.









For more details, see the Disclosure Statement.

Key Terms

Minimum Investment
$500

Interest Rate
18.00% per annum, accrued monthly

Term
42 months

Payments
The Issuer will make monthly payments of principal and interest during the term.

Maturity
At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest.

Prepayment
Prepayment in whole or in part may be made by the Issuer without penalty at the time of any scheduled monthly payment.

Security Interest
The Issuer will grant a first lien on all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

For more information on the terms of the offering, see the [Disclosure Statement](#).

Bonus Rewards

Invest $500 or more
One year of Secret Society Membership

Invest $1,000 or more

One year of Secret Society Membership

Two tickets to Sneak Peek Week

Invest $2,500 or more

Eternal Secret Society Membership

Four tickets to Sneak Peek Week

Invest $5,000 or more

Eternal Secret Society Membership for two

Private room at Sneak Peek Week (seats eight)

Name engraved on the Vigilante Monument

Invest $10,000 or more

Vigilante Founder's Card: free game rentals to your entire table plus 15% off food and private room rentals for up to 8 anytime you visit

Private room at Sneak Peek Week (seats eight)

Name engraved on the Vigilante Monument

* Secret Society Membership perks include:

- Free game rentals from our extensive collection, saving you $5 each time you visit
- Online booking privileges, giving you the ability to plan your game night right, with advanced

reservations for our custom gaming tables

- Secret links containing early-bird pricing and purchasing options for tickets to exciting, limited-capacity Vigilante events
- Membership to our loyalty program, which gets you a FREE meal for every 10 you've purchased
- An invitation to participate in our ongoing Dungeons and Dragons campaign

* Each Sneak Peak Week ticketholder will receive:

- One seat at one of our custom gaming tables (or private room, if applicable)
- One appetizer, dessert, entree and two beverages of your choice
- Free game rentals for the evening
- A signed copy of our opening menu
- Chance to provide crucial pre-opening feedback on food and service

* The Vigilante Monument is a large piece of art on display in the bar.





Business Model

Vigilante will offer a quality, local craft beer selection, wine, gourmet sodas, and a hot food menu from our full kitchen. We will stock an extensive game library featuring nearly 150 titles, ranging from classic board games to modern euro games to contemporary party games.

Every detail of our establishment will be focused on integrating board game culture with bar culture. Our food menu (http://vigilantebar.com/11-badass-bullet-points-on-vigilantes-future-menu/) converts classic bar dishes into manageable, easy-to-eat gamer food. For example, messy pub burgers become sliders and pizzas become miniature calzones. We will also carry quality snacking dishes like charcuterie boards. Vigilante's menu was influenced by a combination of the founding team's vision, expertise from our chef consultant and several hundred survey responses from our dedicated online following.



Our custom gaming tables have roll-out cup and plate holders to maximize table space for games and minimize spills. Every seat has an "Accio Server" button so you can focus on your social gaming experience and talk with a server only when you're ready. Every table features a "Join Us" light, alerting other patrons that you're open to other players joining your table. Finally, each seat has a meeple drawer and card holder to help you organize your space while you play!

Our game library (http://vigilantebar.com/vigilantes-game-library-and-access-policy/) has been reorganized and repackaged into custom boxes to ease setup and cleanup of games. Spend less time on logistics and more time playing! Our library will also be digitally organized via tablet menus so that you can easily be matched with the perfect game for your evening.

Our custom lighting fixtures are designed to fully light the surface of your table as you play while still maintaining an overall darker bar atmosphere.   Read More



For more detailed analysis, see the Disclosure Statement.

Location Analysis

Despite explosive growth nationally in the hobby gaming industry and game retailers, as well as an ever-expanding local Austin bar scene, there is no full-service bar experience for gamers in Austin, TX. Furthermore, while board game cafes have proliferated nationally (http://www.theatlantic.com/entertainment/archive/2014/11/board-game-bars/382828/), we have yet to find an extraordinary quality bar/restaurant experience anywhere. We are a novel approach to an emerging market.

Austin is the perfect starting location for this concept. Forbes has ranked Austin as the #1 fastest growing city in the nation for the fourth straight year, and the #1 "City to Watch." The city has a large population of young professionals constantly seeking new and extraordinary experiences. Austinites are open to the nerdy and fun, having driven the success of businesses like The Alamo Drafthouse, escape rooms, Pinballz and the Kung Fu Saloon. With over 600,000 people aged 25-50 within a 15-minute drive of our location, we estimate that capturing only 2.5% of this age group will give us the exposure we need to build a community of ~2,200 regulars.



Austin's "Nerd Hub"

📍 VIGILANTE
📍 Emerald Tavern
📍 Pinballz Arcade
📍 Dragon's Lair
📍 Capstone Comics
📍 Pats games
📍 Great Hall Games
📍 Austin Books & Comics

Vigilante will be located at 7010 Easy Wind Drive in Austin, Texas. Vigilante's site falls in a territory we have affectionately dubbed "The Nerd Hub." "The Nerd Hub" is an area along the Burnet Corridor, North of 35th Street and South of Route 183, containing numerous bastions of nerd culture in Austin. Among them are The Dragon's Lair, The Emerald Tavern, Great Hall Games, Capstone Comics and Pinballz Arcade. Patrons of these establishments will be equally interested in spending time at Vigilante, just a short distance away.   Read More

For more detailed analysis, see the Disclosure Statement.

Leadership



Preston Swincher, *Chief Executive Officer*

Preston Swincher is the CEO and Founding Visionary of Vigilante. His obsessive attention to detail, deep commitment to the patron experience and passion for hospitality and gaming have defined and guided the Vigilante vision.

Mr. Swincher graduated from Texas Christian University with a BBA in Entrepreneurial Management and a BFA in Theatre. He was one of the inaugural Front of House Managers for the award winning AT&T Performing Arts Center in Dallas, Texas, a $350 million dollar multi-venue facility. He helped design the customer service policies and procedures of the center, created the arts center Docent Program, hired and trained over 40 part time employees and 5000 volunteers, managed Front of House operations for a 2,200 seat opera house and 600 seat theatre, and transformed stressful customer service situations into positive, memorable experiences for million-dollar donors. Read More



Philip "Flip" Kromer, *President*

As President, Philip "Flip" Kromer leverages his professional background to provide invaluable insight into startup operations, fundraising, and investor relations. He is also designing the ingenious custom fixtures and furniture of Vigilante, elevating our patron's experience through novel electronics, programs, and mechanical designs. Driven by a vision for practical magic on the restaurant floor, his work enables Vigilante to fully integrate gaming culture with bar culture.

Mr. Kromer was co-founder and CTO of Infochimps, a pioneering startup in the Big Data / Cloud Computing arena. He has spoken at many industry conferences including South by Southwest, Strata, Velocity, Hadoop World Europe, NIST and CloudCon. Following Infochimps' acquisition by CSC, Flip moved into the office of the CTO and was named one of CSC's inaugural Distinguished engineers. He wrote "Big Data for Chimps" (O'Reilly 2015), a guide to data science in practice, is a contributor to numerous open-source projects, and has led several projects to community adoption. Read More



Zack Daschofsky, *Director of Marketing*

Zack Daschofsky is the mind behind Vigilante's marketing and branding strategy, and oversees the social and online promotion of the business, building a local, excited and active fan base for a bar that has yet to pour its first beer.

Mr. Daschofsky holds a Bachelor of Science from the University of Texas' prestigious Public Relations/ Business Foundations Program, and has years of experience in the worlds of PR and marketing, where he's worked for Phillips & Company, AMD and One Source Networks. His current 9-5 is at Chaotic Moon Studios (part of Accenture Interactive) in Austin, Texas, where he serves as Marketing Manager for the marketing and R&D department and focuses on digital marketing operations, including website management, video and content creation, inbound lead nurturing, drip marketing and email campaigns, digital advertising, event management, sales collateral and more. Read More

History

★ **July 2015**
The Vigilante team formally assembles

★ **August 2015**
Vigilante attends board game bash (http://vigilantebar.com/plans-for-friday-meet-us-at-board-game-bash/) and launches its online social media, gathering its first 250 survey respondents and 600 Facebook likes

★ **September 2015**
Vigilante's Facebook page (https://www.facebook.com/vigilantebar/) achieves over 2,000 likes

★ **December 2015**
Vigilante signs its lease at Midtown Commons (http://vigilantebar.com/8830-2/), hires Ben May to design and build our establishment. Vigilante announces its partnership with Dragon's Lair Austin (http://vigilantebar.com/we/)

★ **February 2016**
Austin Eater hears about Vigilante online and publishes an article

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Contact

★ info@nextseed.co (mailto:info@nextseed.co)

Phone: 800-705-4220 (tel:8007054220)

Fax: 866-266-0803

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[(http://austin.eater.com/2016/2/18/11017956/vigilante-bar-board-games-austin)](http://austin.eater.com/2016/2/18/11017956/vigilante-bar-board-games-austin) that garners us exposure to over 23,000 Facebook users

March 2016

Vigilante successfully [concludes its Kickstarter (https://www.kickstarter.com/projects/1618037229/vigilante-gaming-bar)](https://www.kickstarter.com/projects/1618037229/vigilante-gaming-bar), raising over $39,000 in 30 days

May 2016

Vigilante [hosts its first game night at Dragon's Lair (http://vigilantebar.com/international-tabletop-day-and-vigilantes-new-favorite-bar-game/)](http://vigilantebar.com/international-tabletop-day-and-vigilantes-new-favorite-bar-game/) and successfully playtests "Bars Against Humanity" to high praise after a fun and irreverent evening



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